

WASTE CONNECTIONS REPORTS SECOND QUARTER 2005 RESULTS

- **Reports income and earnings per share from continuing operations of $21.8 million and $0.45, respectively**
- **Reports internal growth of 3.1% price and 2.0% volume**
- **Reports YTD free cash flow of $55.1 million, or 16.0% of revenue**

FOLSOM, CA, July 25, 2005 - Waste Connections, Inc. (NYSE: WCN) today announced second quarter earnings from continuing operations of $0.45 per share on a diluted basis of 48.6 million shares, an increase of 15.4% over diluted earnings per share from continuing operations of $0.39 in the year ago period. Revenue for the second quarter of 2005 was $180.3 million, a 15.5% increase over revenue of $156.1 million in the second quarter of 2004. Operating income for the second quarter of 2005 was $43.6 million, a 7.9% increase over operating income of $40.4 million in the second quarter of 2004. Income from continuing operations in the quarter was $21.8 million, a 12.9% increase over income from continuing operations of $19.3 million in the year ago period. The year ago period included $1.5 million pre-tax expense ($1.1 million net of taxes) for early retirement of convertible notes.

For the six months ended June 30, 2005, revenue was $344.7 million, a 14.6% increase over revenue of $300.9 million in the year ago period. Operating income for the six months ended June 30, 2005, was $82.3 million, an 8.3% increase over operating income of $75.9 million for the same period in 2004. Income from continuing operations for the six months ended June 30, 2005, was $41.3 million, a 15.8% increase over income from continuing operations of $35.7 million in the prior year period. Diluted earnings per share from continuing operations for the six months ended June 30, 2005, was $0.85, an increase of 13.3% over diluted earnings per share from continuing operations of $0.75 in the year ago period. The year ago period included $1.5 million pre-tax expense ($1.1 million net of taxes) for early retirement of convertible notes.

Ronald J. Mittelstaedt, Chairman and Chief Executive Officer, said, "Our consistent focus on pricing growth and an acceleration of volume growth enabled us to exceed the high end of expectations we laid out for the quarter. We expect this strength to continue into the third quarter. Additionally, we signed or closed tuck-in acquisitions in Kansas, Kentucky, Mississippi and Oklahoma that when combined with previously announced transactions, represent over $15 million of acquired annualized revenue year-to-date. We believe we are on pace to acquire between $40 million and $60 million of annualized revenue in the year. Our continued strong performance enabled us to reduce outstanding debt during the quarter despite funding acquisitions and repurchasing $26 million of common stock. Year-to-date, we have repurchased over $70 million of common stock, putting us well on our way to exceed our $100 million target for the full year."

Waste Connections will be hosting a conference call related to second quarter earnings and third quarter outlook on July 26th at 8:30 A.M. Eastern Time. The call will be broadcast live over the Internet at www.streetevents.com and through a link on our web site at www.wasteconnections.com. A playback of the call will be available at both of these sites.

Waste Connections, Inc. is an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western and Southern U.S. The Company serves more than one million residential, commercial and industrial customers from a network of operations in 22 states. The Company also provides intermodal services for the movement of containers in the Pacific Northwest. Waste Connections, Inc. was founded in September 1997 and is headquartered in Folsom, California.

For more information, visit the Waste Connections web site at www.wasteconnections.com. Copies of financial literature, including this release, are available on the Waste Connections web site or through contacting us directly at (916) 608-8200.

For non-GAAP measures, see accompanying Non-GAAP Reconciliation Schedule.

In the second quarter of 2005, Waste Connections classified as discontinued operations the results of certain operations in Utah and California that were exited during the quarter. All periods presented have been restated to present the results for these operations as discontinued operations. In 2004, Waste Connections classified as discontinued operations the results of its Georgia operations and certain operations in Eastern Washington. Results for the 2004 periods also have been restated to present the results for these operations as discontinued operations.

Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Waste Connections' business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) Waste Connections may be unable to compete effectively with larger and better capitalized companies and governmental service providers, which may result in reduced volume and revenues and lower profits; (2) increases in Waste Connections' insurance costs and the amount that it self-insures for various risks could reduce its operating margins and reported earnings; (3) further increases in the price of fuel may adversely affect Waste Connections' business and earnings; (4) increases in labor and disposal and related transportation costs could reduce Waste Connections' operating margins; (5) Waste Connections may lose contracts through competitive bidding, early termination or governmental action, which would cause its volumes and revenues to decline; (6) competition for acquisition candidates, consolidation within the waste industry and economic and market conditions may limit Waste Connections' ability to grow through acquisitions; (7) Waste Connections' intermodal business could be adversely affected by steamship lines diverting business to ports other than those it services, by heightened security measures or actual or threatened terrorist attacks, or by other reductions or deteriorations in rail service, which could cause its intermodal revenues to decline; (8) Waste Connections' growth and future financial performance depend significantly on its ability to integrate acquired businesses into its organization and operations; (9) Waste Connections' acquisitions may not be successful, resulting in changes in strategy, operating losses or a loss on sale of the business acquired; (10) Waste Connections' Amended and Restated Credit Agreement and other factors and considerations may limit the number of shares repurchased under Waste Connections' stock repurchase program; (11) the geographic concentration of Waste Connections' business makes its pricing growth and operating results vulnerable to economic and seasonal factors affecting the regions in which it operates; (12) Waste Connections volume growth may be limited by the inability to renew landfill operating permits, obtain new landfills and expand existing ones; (13) extensive and evolving environmental laws and regulations may restrict Waste Connections' operations and growth and increase its costs; and (14) Waste Connections may be subject in the normal course of business to judicial and administrative proceedings that could interrupt its operations, require expensive remediation and create negative publicity. These risks and uncertainties, as well as others, are discussed in greater detail in Waste Connections' filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K. There may be additional risks of which Waste Connections is not presently aware or that it currently believes are immaterial which could have an adverse impact on its business. Waste Connections makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

- financial tables attached –

CONTACT:
Worthing Jackman / (916) 608-8266
worthingj@wasteconnections.com

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF INCOME
THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND 2005
(Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2005	2004	2005
Revenues	$ 156,050	$ 180,265	$ 300,874	$ 344,709
Operating expenses:				
Cost of operations	87,469	103,616	169,010	197,766
Selling, general and administrative	14,899	17,096	29,892	34,237
Depreciation and amortization	13,228	15,938	26,054	30,549
Loss (gain) on sale of assets	19	(12)	(31)	(133)
Operating income	40,435	43,627	75,949	82,290
Interest expense	(5,174)	(5,575)	(11,998)	(10,510)
Minority interests	(3,054)	(3,426)	(5,685)	(6,114)
Other income (expense), net	(1,439)	65	(1,405)	171
Income from continuing operations before income tax	30,768	34,691	56,861	65,837
Income tax provision	(11,476)	(12,905)	(21,170)	(24,491)
Income from continuing operations	19,292	21,786	35,691	41,346
Loss from discontinued operations, net of tax	(121)	(378)	(318)	(579)
Net income	$ 19,171	$ 21,408	$ 35,373	$ 40,767
Basic earnings per common share:				
Continuing operations	$ 0.41	$ 0.47	$ 0.79	$ 0.88
Discontinued operations	(0.01)	(0.01)	(0.01)	(0.01)
Net income per common share	$ 0.40	$ 0.46	$ 0.78	$ 0.87
Diluted earnings per common share (a):				
Continuing operations	$ 0.39	$ 0.45	$ 0.75	$ 0.85
Discontinued operations	--	(0.01)	--	(0.01)
Net income per common share	$ 0.39	$ 0.44	$ 0.75	$ 0.84
Shares used in the per share calculations:				
Basic	47,425,227	46,727,722	45,233,354	47,097,918
Diluted	49,443,469	48,558,866	49,692,267	48,709,641

(a) Diluted earnings per share assumes conversion of the 5.5% Convertible Subordinated Notes due 2006 prior to its redemption on April 15, 2004. The interest expense related to these notes, net of tax effects, for the three and six months ended June 30, 2004 was $231 and $1,707, respectively.

WASTE CONNECTIONS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands, except share and per share amounts)

	December 31, 2004	June 30, 2005
ASSETS		
Current assets:		
Cash and equivalents	$ 3,610	$ 7,397
Accounts receivable, less allowance for doubtful accounts of $2,414 and $2,096 at December 31, 2004 and June 30, 2005, respectively	80,864	87,016
Deferred tax assets	--	5,029
Prepaid expenses and other current assets	17,008	13,102
Total current assets	101,482	112,544
Property and equipment, net	640,730	651,812
Goodwill	642,773	666,433
Intangible assets, net	68,741	67,672
Restricted cash	14,159	13,369
Other assets, net	23,598	29,371
	$ 1,491,483	$ 1,541,201
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,280	$ 40,841
Book overdraft	8,661	1,919
Accrued liabilities	38,780	41,546
Deferred revenue	24,155	27,074
Current portion of long-term debt and notes payable	9,266	9,793
Total current liabilities	115,142	121,173
Long-term debt and notes payable	489,343	498,689
Other long-term liabilities	9,020	18,490
Deferred income taxes	146,035	169,598
Total liabilities	759,540	807,950
Commitments and contingencies		
Minority interests	24,421	25,193
Stockholders' equity:		
Preferred stock: $0.01 par value; 7,500,000 shares authorized; none issued and outstanding		
Common stock: $0.01 par value; 100,000,000 shares authorized;	--	--
47,605,791 and 47,548,631 shares issued and outstanding at December 31, 2004 and June 30, 2005, respectively	476	475
Additional paid-in capital	444,404	429,664
Deferred stock compensation	(1,598)	(1,411)
Treasury stock at cost, 739,505 shares outstanding at June 30, 2005	--	(26,159)
Retained earnings	261,365	302,132
Accumulated other comprehensive income	2,875	3,357
Total stockholders' equity	707,522	708,058
	$ 1,491,483	$ 1,541,201

WASTE CONNECTIONS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2004 AND 2005
(Unaudited)
(Dollars in thousands)

	Six Months Ended June 30,	
	2004	2005
Cash flows from operating activities:		
Net income	$ 35,373	$ 40,767
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Gain on disposal of assets	(92)	(330)
Depreciation	26,054	29,538
Amortization of intangibles	1,241	1,261
Deferred income taxes, net of acquisitions	9,896	(4,097)
Minority interests	5,685	6,114
Amortization of debt issuance costs	1,388	861
Stock-based compensation	453	511
Interest income on restricted cash	(153)	(169)
Closure and post-closure accretion	205	342
Tax benefit on the exercise of stock options	3,419	6,443
Net change in operating assets and liabilities, net of acquisitions	2,704	16,243
Net cash provided by operating activities	86,173	97,484
Cash flows from investing activities:		
Payments for acquisitions, net of cash acquired	(12,373)	(12,854)
Capital expenditures for property and equipment	(33,895)	(34,271)
Proceeds from disposal of assets	752	3,933
Net change in other assets	3,949	802
Net cash used in investing activities	(41,567)	(42,390)
Cash flows from financing activities:		
Proceeds from long-term debt	107,500	70,064
Principal payments on notes payable and long-term debt	(134,960)	(61,960)
Change in book overdraft	(2,025)	(6,742)
Proceeds from option and warrant exercises	19,278	23,813
Distributions to minority interest holders	(5,929)	(5,341)
Payments for repurchase of common stock	(27,910)	(71,101)
Debt issuance costs	(267)	(40)
Net cash used in financing activities	(44,313)	(51,307)
Net increase in cash and equivalents	293	3,787
Cash and equivalents at beginning of period	5,276	3,610
Cash and equivalents at end of period	$ 5,569	$ 7,397

ADDITIONAL STATISTICS
THREE MONTHS ENDED JUNE 30, 2005
(Dollars in thousands)

Internal Growth: The following table reflects revenue growth for operations owned for at least 12 months:

Price	3.1%
Volume	2.0%
Recycling	0.2%
Total	5.3%

Uneliminated Revenue Breakdown:

Collection	$	126,485	61.3%
Disposal and Transfer		59,654	28.9%
Intermodal		10,193	4.9%
Recycling and Other		10,005	4.9%
Total	$	206,337	100.0%
Inter-company elimination	$	26,072	

Days Sales Outstanding: 44

Internalization: 71%

Other Cash Flow Items:

Cash Interest Paid:	$ 4,093
Cash Taxes Paid:	$13,970

Debt to Capitalization: 41.8%

Total Debt divided by Total Debt plus Total Stockholders' Equity:
($498,689 + $9,793) / ($498,689 + $9,793 + $708,058) = 41.8%

Share Information for the three months ended June 30, 2005:

Basic shares outstanding	46,727,722
Dilutive effect of options and warrants	1,230,130
Dilutive effect of convertible notes	576,015
Dilutive effect of restricted stock	24,999
Diluted shares outstanding	48,558,866
Shares repurchased	739,505

NON-GAAP RECONCILIATION SCHEDULE
THREE AND SIX MONTHS ENDED JUNE 30, 2005
(in thousands)

Free cash flow, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. Waste Connections defines free cash flow as net cash provided by operating activities, plus cash proceeds from disposal of assets, plus or minus change in book overdraft, less capital expenditures and distributions to minority interest holders. This measure is not a substitute for, and should be used in conjunction with, GAAP financial measures. Management uses free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of our operations. Other companies may calculate free cash flow differently.

Free cash flow reconciliation:

	Three Months Ended June 30, 2005		Six Months Ended June 30, 2005	
Net cash provided by operating activities	$	44,619	$	97,484
Less: Change in book overdraft		(826)		(6,742)
Plus: Cash proceeds from disposal of assets		3,287		3,933
Less: Capital expenditures for property and equipment		(19,957)		(34,271)
Less: Distributions to minority interest holders		(2,940)		(5,341)
Free cash flow	$	24,183	$	55,063
Free cash flow as % revenues		13.4%		16.0%